UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                           Monterey Bay Bancorp, Inc.
                   -------------------------------------------
                                (Name of Issuer)


                      Common Stock par value $.01 per share
                   -------------------------------------------
                         (Title of Class of Securities)


                                   61239H-10-7
                   -------------------------------------------
                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Monterey Bay Bank
      Employee Stock Ownership Plan
      IRS ID No. 33-6134953

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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                      (a)    [    ]
                                                      (b)    [    ]

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3.    SEC USE ONLY






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4.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Federally chartered stock savings institution's employee stock benefit plan organized in California.

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               NUMBER OF                5.    SOLE VOTING POWER

                 SHARES                       215,625

              BENEFICIALLY              ----------------------------------------
                                        6.    SHARED VOTING POWER
               OWNED BY
                                              135,672
                  EACH
                                        ----------------------------------------
               REPORTING                7.    SOLE DISPOSITIVE POWER

                 PERSON                       351,297

                  WITH
                                         ---------------------------------------
                                         8.   SHARED DISPOSITIVE POWER
                                                 -0-
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               351,297


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10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



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11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           9.99% of 3,515,215 shares of Common Stock outstanding as of December 31, 1998

--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*
                  EP

--------------------------------------------------------------------------------

                                MONTEREY BAY BANK
                          EMPLOYEE STOCK OWNERSHIP PLAN

                                  SCHEDULE 13G

Item 1(a)         Name of Issuer:
                  Monterey Bay Bancorp, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:
                  567 Auto Center Drive
                  Watsonville, California  95076

Item 2(a)         Name of Person Filing:
                  Monterey Bay Bank
                  Employee Stock Ownership Plan
                  Trustee:   CNA Trust
                             3080 S. Bristol Street
                             Costa Mesa, California 92626

Item 2(b)         Address of Principal Business Offices or, if none, Residence:
                  567 Auto Center Drive
                  Watsonville, California  95076

Item 2(c)         Citizenship:

                  Federally chartered stock savings institution's employee stock benefit plan organized in California.

Item 2(d) Title of Class of Securities: Common Stock, par value $.01 per share

Item 2(e)         CUSIP Number:  61239H-10-7

Item 3 The person filing this statement is an employee benefit plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Item 4 Ownership. As of December 31, 1998, the reporting person beneficially owned 351,297 shares of the issuer. This number of shares represents 9.99% of the common stock, par value $.01, of the issuer, based upon 3,515,215 shares of such common stock outstanding as of December 31, 1998. As of December 31, 1998, the reporting person has sole power to vote or to direct the vote of 215,625 shares and shares voting power over 135,672 shares. The reporting person has the sole power to dispose or direct the disposition of 351,297 shares of common stock.

Item 5            Ownership of Five Percent or Less of a Class.

                  N/A

Item 6            Ownership of More than Five Percent on Behalf of Another
                  Person.

                  N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  N/A

Item 8            Identification and Classification of Members of the Group.

                  N/A

Item 9            Notice of Dissolution of Group.

                  N/A

Item 10           Certification.

                  By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and are not acquired in connection with or as a participant in any transaction having such purpose or effect.


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 12, 1999                         /s/ Marshall G. Delk
                                          ------------------------------------
                                          Marshall G. Delk
                                          President and Chief Operating Officer